UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 26, 2004

---

# EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **1-9743** | **47-0684736** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| | |
|---|---|
| **333 Clay Suite 4200 Houston, Texas** (Address of principal executive offices) | **77002** (Zip code) |

**713/651-7000**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**EOG RESOURCES, INC.**

**Item 2.02  Results of Operations and Financial Condition.**

On October 26, 2004, EOG Resources, Inc. issued a press release announcing third quarter 2004 financial and operational results.  A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference.  This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

**Item 9.01  Financial Statements and Exhibits.**

> (c)  Exhibits

> > 99.1    Press Release of EOG Resources, Inc. dated October 26, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: October 26, 2004          By:    /s/ TIMOTHY K. DRIGGERS
                                       Timothy K. Driggers
                                       Vice President and Chief Accounting Officer
                                       (Principal Accounting Officer)

# EXHIBIT INDEX

| **Exhibit No.** | **Description** |
| --- | --- |
| 99.1 | Press Release of EOG Resources, Inc. dated October 26, 2004 |

Exhibit 99.1



EOG Resources, Inc.          P.O. Box 4362          Houston, TX 77210-4362

# News Release

**For Further Information Contact:**

**Investors**
Maire A. Baldwin
(713) 651-6EOG (651-6364)

**Media and Investors**
Elizabeth M. Ivers
(713) 651-7132

## EOG RESOURCES REPORTS STRONG THIRD QUARTER 2004 RESULTS

- **12 Percent Production Growth**
- **Increases 2004 Production Growth Target to 9.5 Percent**

FOR IMMEDIATE RELEASE: Tuesday, October 26, 2004

HOUSTON – EOG Resources, Inc. (EOG) today reported third quarter 2004 net income available to common of $169.6 million, or $1.42 per share. This compares to third quarter 2003 net income available to common of $114.7 million, or $0.99 per share.

The results for third quarter 2004 included a previously disclosed $22.7 million ($14.6 million after tax, or $0.12 per share) gain on the mark-to-market of financial commodity price transactions. During the quarter, the net cash outflow from the settlement of financial commodity price transactions was $32.3 million ($20.9 million after tax, or $0.18 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common for the quarter was $134.1 million, or $1.12 per share. Similarly, EOG's third quarter 2003 results included a $23.6 million ($15.2 million after tax, or $0.13 per share) gain on the mark-to-market of financial commodity price transactions and net cash outflow from the settlement of financial commodity price transactions and premium payments associated with certain natural gas financial collar contracts of $10.0 million ($6.5 million after tax, or $0.06 per share). Reflecting these items, third quarter 2003 adjusted non-GAAP net income available to common was $93.0 million, or $0.80 per share. (Please refer to the table below for the reconciliation of net income available to common to adjusted non-GAAP net income available to common.)

## Operational Highlights

Total company production increased 12 percent as compared to the third quarter last year. Production from the United States and Canada increased over 7 percent while production from Trinidad and the U.K. North Sea increased 38 percent. Based on third quarter operating results, EOG increased its 2004 total production growth target from the previous 9.0 percent to 9.5 percent.

In the United States, the most significant increases came from the Rocky Mountain and South Texas areas. Natural gas production increased in the Rockies from successful drilling results in Wyoming's Moxa Arch and Utah's Uinta Basin. EOG also reported increased oil production from the horizontal Bakken oil play in Montana.

EOG continues to report drilling success from the deep Wilcox Trend in South Texas. The Buck Hamilton #10 in Duval County, in which EOG has a 65 percent working interest, is currently producing 24 million cubic feet per day (MMcfd), gross, of natural gas. In the Lobo/Roleta Trend in Webb County, the Slator Ranch L-1 logged 100 feet of net pay and tested at 8 MMcfd. EOG has a 100 percent working interest in the well. In San Patricio County, EOG is currently completing the Bell Farms #2. The well encountered 290 feet of net pay and is expected to produce approximately 8 MMcfd of natural gas and 600 barrels of condensate per day, gross. EOG has a 77.5 percent working interest in the well.

In northeastern Louisiana, the Davis Brothers 20-1 well, in which EOG has a 50 percent working interest, was drilled to 16,000 feet in Bienville Parish. The well encountered over 450 feet of pay and is currently producing natural gas at a stable rate of approximately 4 MMcfd, gross. EOG plans to add a second rig in the area to drill two additional wells in the play prior to year-end.

"We are steadily increasing production from the key areas we highlighted at our recent analyst conference," said Mark G. Papa, Chairman and Chief Executive Officer. "Based on results to date, EOG is well positioned to meet its three-year production growth target of 34 percent through 2006."

Another significant operating area for EOG is the Barnett Shale Play in Central Texas where the company's land holdings have increased to approximately 345,000 net acres, all in the non-core area. During the third quarter, pipeline restrictions in Johnson County were alleviated, allowing EOG to produce natural gas at a current rate of 17 MMcfd, net. The targeted year-end exit rate from the Barnett Shale is 30 to 40 MMcfd, net. A recent well, the

Fricks #3H, went to sales at an initial rate of 5.8 MMcfd of natural gas, gross. EOG has a 87.5 percent working interest in the well. Production results reflect continued improvement in well enhancements and completion technology. After recently increasing its drilling activities in the Barnett Shale Play from one to four rigs, EOG plans to drill approximately 90 wells in the play during 2005.

"Our well results in the Barnett Shale continue to improve. The production rate and expected reserves of the Fricks completion indicate it may be one of the better wells that the industry has drilled in Johnson County, which is the focus of our current drilling activity," said Papa.

Outside of the United States and Canada, production increased from both Trinidad and the U.K. North Sea. In Trinidad, the Nitro 2000 Ammonia Plant was commissioned during the third quarter, reaching full plant capacity during August. EOG is supplying natural gas to the plant at an average rate of 50 MMcfd, net, from the U(a) Block. In the U.K. North Sea, the Valkyrie well came on-line in August and is producing 19 MMcfd of natural gas, net, representing EOG's first production from this recently added international venue. Production from a second well, the Arthur #1, is expected in early December.

**Capital Structure**

At September 30, 2004, EOG's total debt outstanding was $1,063 million and cash on the balance sheet was $82 million. The company's debt-to-total capitalization ratio was 28 percent at September 30, 2004, down from 33 percent at December 31, 2003.

**Conference Call Scheduled for October 27, 2004**

EOG's third quarter 2004 conference call will be available via live audio webcast at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) Wednesday, October 27, 2004. To listen to this webcast, log on to www.eogresources.com. The webcast will be archived on EOG's website through November 10, 2004.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with substantial proved reserves in the United States, Canada, offshore Trinidad and, to a lesser extent, the U.K. North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews and tubular steel; the availability of pipeline transportation capacity; the extent to which EOG can replicate on its other Barnett Shale acreage the results of its most recent Barnett Shale wells; the results of wells yet to be drilled that are necessary to test whether substantial Barnett Shale acreage positions in Erath, Somervell, Hood, Jack, Palo Pinto and Hill Counties, Texas, contain suitable drilling prospects; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Form 10-K for fiscal year ended December 31, 2003, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330. In addition, reconciliation schedules for Non-GAAP Financial Measures referred to in this presentation can be found on the EOG Resources website at www.eogresources.com.

**EOG RESOURCES, INC.**
**FINANCIAL REPORT**
**(Unaudited; in millions, except per share amounts)**

|  | Quarter Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
|  | 2004 | 2003 | 2004 | 2003 |
| Net Operating Revenues | $ 594.2 | $ 458.7 | $ 1,577.6 | $ 1,348.1 |
| Net Income Available to Common | $ 169.6 | $ 114.7 | $ 409.8 | $ 347.4 |
| Net Income Per Share Available to Common |  |  |  |  |
| Basic | $ 1.44 | $ 1.00 | $ 3.52 | $ 3.03 |
| Diluted | $ 1.42 | $ 0.99 | $ 3.45 | $ 2.99 |
| Average Number of Shares Outstanding |  |  |  |  |
| Basic | 117.4 | 114.6 | 116.5 | 114.5 |
| Diluted | 119.7 | 116.4 | 118.7 | 116.3 |

**SUMMARY INCOME STATEMENTS**
**(Unaudited; in thousands)**

|  | Quarter Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
|  | 2004 | 2003 | 2004 | 2003 |
| Net Operating Revenues |  |  |  |  |
| Natural Gas | $ 448,131 | $ 365,064 | $ 1,296,052 | $ 1,176,798 |
| Crude Oil, Condensate and Natural Gas Liquids | 123,379 | 67,664 | 316,238 | 204,643 |
| Gains (Losses) on Mark-to-Market Commodity Derivative Contracts | 22,743 | 23,628 | (36,275) | (37,346) |
| Other, Net | (23) | 2,368 | 1,556 | 4,052 |
| Total | 594,230 | 458,724 | 1,577,571 | 1,348,147 |
| Operating Expenses |  |  |  |  |
| Lease and Well | 69,027 | 54,431 | 198,976 | 156,390 |
| Exploration Costs | 21,874 | 17,812 | 67,466 | 57,409 |
| Dry Hole Costs | 21,114 | 8,876 | 50,205 | 18,932 |
| Impairments | 17,930 | 26,117 | 51,289 | 63,548 |
| Depreciation, Depletion and Amortization | 130,257 | 110,438 | 360,278 | 320,578 |
| General and Administrative | 29,576 | 26,379 | 80,861 | 71,734 |
| Taxes Other Than Income | 29,952 | 21,359 | 95,824 | 63,247 |
| Total | 319,730 | 265,412 | 904,899 | 751,838 |
| Operating Income | 274,500 | 193,312 | 672,672 | 596,309 |
| Other Income, Net | 3,953 | 1,924 | 2,649 | 4,756 |
| Income Before Interest Expense and Income Taxes | 278,453 | 195,236 | 675,321 | 601,065 |
| Interest Expense, Net | 16,110 | 15,632 | 48,209 | 44,757 |
| Income Before Income Taxes | 262,343 | 179,604 | 627,112 | 556,308 |
| Income Tax Provision | 90,033 | 62,185 | 209,012 | 193,542 |
| Net Income Before Cumulative Effect of Change in Accounting Principle | 172,310 | 117,419 | 418,100 | 362,766 |
| Cumulative Effect of Change in Accounting Principle, Net of Income Tax | - | - | - | (7,131) |
| Net Income | 172,310 | 117,419 | 418,100 | 355,635 |
| Preferred Stock Dividends | 2,758 | 2,758 | 8,274 | 8,274 |
| Net Income Available to Common | $ 169,552 | $ 114,661 | $ 409,826 | $ 347,361 |

**EOG RESOURCES, INC.**
**OPERATING HIGHLIGHTS**
**(Unaudited)**

| | Quarter Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Wellhead Volumes and Prices** | | | | |
| Natural Gas Volumes (MMcf/d) | | | | |
| United States | 623 | 644 | 620 | 641 |
| Canada | 211 | 152 | 204 | 154 |
| United States & Canada | 834 | 796 | 824 | 795 |
| Trinidad | 203 | 155 | 173 | 152 |
| United Kingdom | 8 | - | 3 | - |
| Total | 1,045 | 951 | 1,000 | 947 |
| | | | | |
| Average Natural Gas Prices ($/Mcf) | | | | |
| United States | $ 5.57 | $ 4.78 | $ 5.55 | $ 5.25 |
| Canada | 4.99 | 4.47 | 5.00 | 4.80 |
| United States & Canada Composite | 5.42 | 4.72 | 5.41 | 5.16 |
| Trinidad | 1.50 | 1.34 | 1.46 | 1.33 |
| United Kingdom | 5.30 | - | 5.30 | - |
| Composite | 4.66 | 4.17 | 4.73 | 4.54 |
| | | | | |
| Crude Oil and Condensate Volumes (MBD) | | | | |
| United States | 21.0 | 18.0 | 20.7 | 17.9 |
| Canada | 2.7 | 2.3 | 2.6 | 2.2 |
| United States & Canada | 23.7 | 20.3 | 23.3 | 20.1 |
| Trinidad | 4.0 | 2.5 | 3.2 | 2.4 |
| Total | 27.7 | 22.8 | 26.5 | 22.5 |
| | | | | |
| Average Crude Oil and Condensate Prices ($/Bbl) | | | | |
| United States | $ 43.30 | $ 29.43 | $ 38.57 | $ 30.22 |
| Canada | 40.17 | 28.11 | 35.89 | 28.86 |
| United States & Canada Composite | 42.94 | 29.28 | 38.26 | 30.07 |
| Trinidad | 42.06 | 26.80 | 38.19 | 28.75 |
| Composite | 42.81 | 29.01 | 38.26 | 29.93 |
| | | | | |
| Natural Gas Liquids Volumes (MBD) | | | | |
| United States | 4.4 | 2.9 | 4.7 | 3.0 |
| Canada | 0.9 | 0.8 | 0.7 | 0.6 |
| Total | 5.3 | 3.7 | 5.4 | 3.6 |
| | | | | |
| Average Natural Gas Liquids Prices ($/Bbl) | | | | |
| United States | $ 30.07 | $ 20.53 | $ 26.09 | $ 21.16 |
| Canada | 23.58 | 18.23 | 21.65 | 18.80 |
| Composite | 29.02 | 20.06 | 25.52 | 20.76 |
| | | | | |
| Natural Gas Equivalent Volumes (MMcfe/d) | | | | |
| United States | 775 | 770 | 772 | 766 |
| Canada | 233 | 170 | 224 | 172 |
| United States & Canada | 1,008 | 940 | 996 | 938 |
| Trinidad | 227 | 170 | 192 | 166 |
| United Kingdom | 8 | - | 3 | - |
| Total | 1,243 | 1,110 | 1,191 | 1,104 |
| | | | | |
| Total Bcfe Deliveries | 114.4 | 102.1 | 326.5 | 301.5 |

## EOG RESOURCES, INC.
## SUMMARY BALANCE SHEETS
### (In thousands, except share data)

|  | September 30, 2004 | December 31, 2003 |
|---|---|---|
|  | (Unaudited) |  |
| **ASSETS** |  |  |
| Current Assets |  |  |
| Cash and Cash Equivalents | $ 81,908 | $ 4,443 |
| Accounts Receivable, Net | 350,170 | 295,118 |
| Inventories | 30,739 | 21,922 |
| Deferred Income Taxes | 22,560 | 31,548 |
| Other | 72,302 | 42,983 |
| Total | 557,679 | 396,014 |
|  |  |  |
| Oil and Gas Properties (Successful Efforts Method) | 9,069,633 | 8,189,062 |
| Less: Accumulated Depreciation, Depletion and Amortization | (4,311,597) | (3,940,145) |
| Net Oil and Gas Properties | 4,758,036 | 4,248,917 |
| Other Assets | 108,882 | 104,084 |
| Total Assets | $ 5,424,597 | $ 4,749,015 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** |  |  |
| Current Liabilities |  |  |
| Accounts Payable | $ 339,303 | $ 282,379 |
| Accrued Taxes Payable | 59,168 | 33,276 |
| Dividends Payable | 7,497 | 6,175 |
| Liabilities from Price Risk Management Activities | 4,736 | 37,779 |
| Deferred Income Taxes | 66,746 | 73,611 |
| Other | 46,978 | 43,299 |
| Total | 524,428 | 476,519 |
|  |  |  |
| Long-Term Debt | 1,062,972 | 1,108,872 |
| Other Liabilities | 195,482 | 171,115 |
| Deferred Income Taxes | 915,803 | 769,128 |
|  |  |  |
| Shareholders' Equity |  |  |
| Preferred Stock, $.01 Par, 10,000,000 Shares Authorized: |  |  |
| Series B, 100,000 Shares Issued, Cumulative, |  |  |
| $100,000 Liquidation Preference | 98,767 | 98,589 |
| Series D, 500 Shares Issued, Cumulative, |  |  |
| $50,000 Liquidation Preference | 49,962 | 49,827 |
| Common Stock, $.01 Par, 320,000,000 Shares Authorized and |  |  |
| 124,730,000 Shares Issued | 201,247 | 201,247 |
| Additional Paid In Capital | 15,586 | 1,625 |
| Unearned Compensation | (32,555) | (23,473) |
| Accumulated Other Comprehensive Income | 100,194 | 73,934 |
| Retained Earnings | 2,509,851 | 2,121,214 |
| Common Stock Held in Treasury, 6,363,820 shares at |  |  |
| September 30, 2004 and 8,819,600 shares at December 31, 2003 | (217,140) | (299,582) |
| Total Shareholders' Equity | 2,725,912 | 2,223,381 |
|  |  |  |
| Total Liabilities and Shareholders' Equity | $ 5,424,597 | $ 4,749,015 |

**EOG RESOURCES, INC.**
**SUMMARY STATEMENTS OF CASH FLOWS**
(Unaudited; in thousands)

| | Quarter Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Cash Flows from Operating Activities** | | | | |
| Reconciliation of Net Income to Net Cash Provided by Operating Activities: | | | | |
| Net Income | $ 172,310 | $ 117,419 | $ 418,100 | $ 355,635 |
| Items Not Requiring Cash | | | | |
| Depreciation, Depletion and Amortization | 130,257 | 110,438 | 360,278 | 320,578 |
| Impairments | 17,930 | 26,117 | 51,289 | 63,548 |
| Deferred Income Taxes | 74,000 | 43,456 | 158,216 | 123,431 |
| Cumulative Effect of Change in Accounting Principle | - | - | - | 7,131 |
| Other, Net | 257 | 2,798 | 13,546 | 6,763 |
| Exploration Costs | 21,874 | 17,812 | 67,466 | 57,409 |
| Dry Hole Costs | 21,114 | 8,876 | 50,205 | 18,932 |
| Mark-to-market Commodity Derivative Contracts | | | | |
| Total (Gains) Losses | (22,743) | (23,628) | 36,275 | 37,346 |
| Realized Losses | (32,297) | (8,611) | (70,507) | (47,700) |
| Collar Premium | - | (1,365) | - | (1,365) |
| Tax Benefits From Stock Options Exercised | 6,938 | 2,223 | 20,730 | 7,025 |
| Other, Net | 1,065 | (605) | (208) | 2,894 |
| Changes in Components of Working Capital and Other Liabilities | | | | |
| Accounts Receivable | 5,106 | 28,515 | (55,352) | (15,905) |
| Inventories | (486) | (1,816) | (8,817) | (1,860) |
| Accounts Payable | 20,942 | 25,675 | 58,113 | 50,028 |
| Accrued Taxes Payable | 5,069 | 15,960 | 619 | 32,769 |
| Other Liabilities | 3,309 | 2,934 | 3,566 | 1,783 |
| Other, Net | 2,935 | 10,175 | (531) | 18,074 |
| Changes in Components of Working Capital Associated with | | | | |
| Investing and Financing Activities | (34,676) | (15,133) | (17,940) | (22,064) |
| **Net Cash Provided by Operating Activities** | 392,904 | 361,240 | 1,085,048 | 1,014,452 |
| | | | | |
| **Investing Cash Flows** | | | | |
| Additions to Oil and Gas Properties | (356,925) | (239,779) | (891,465) | (564,825) |
| Exploration Costs | (21,874) | (17,812) | (67,466) | (57,409) |
| Dry Hole Costs | (21,114) | (8,876) | (50,205) | (18,932) |
| Proceeds from Sales of Assets | 3,009 | 2,611 | 12,771 | 12,361 |
| Changes in Components of Working Capital Associated with | | | | |
| Investing Activities | 33,354 | 15,344 | 17,366 | 22,223 |
| Other, Net | (1,183) | (71,645) | (14,322) | (70,366) |
| **Net Cash Used in Investing Activities** | (364,733) | (320,157) | (993,321) | (676,948) |
| | | | | |
| **Financing Cash Flows** | | | | |
| Net Commercial Paper and Line of Credit Borrowings (Repayments) | 77,150 | - | (20,900) | (134,310) |
| Long-Term Debt Borrowings | - | - | 150,000 | - |
| Long-Term Debt Repayments | (100,000) | - | (175,000) | - |
| Dividends Paid | (9,729) | (8,398) | (27,828) | (22,878) |
| Treasury Stock Purchased | - | - | - | (21,295) |
| Proceeds from Stock Options Exercised | 17,289 | 2,987 | 60,479 | 17,717 |
| Other, Net | 1,188 | (2,150) | (1,013) | (2,097) |
| **Net Cash Used in Financing Activities** | (14,102) | (7,561) | (14,262) | (162,863) |
| | | | | |
| Increase in Cash and Cash Equivalents | 14,069 | 33,522 | 77,465 | 174,641 |
| Cash and Cash Equivalents at Beginning of Period | 67,839 | 150,967 | 4,443 | 9,848 |
| Cash and Cash Equivalents at End of Period | $ 81,908 | $ 184,489 | $ 81,908 | $ 184,489 |

**EOG RESOURCES, INC.**
**QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON (Non-GAAP)**
**TO NET INCOME AVAILABLE TO COMMON (GAAP)**
**(Unaudited; in thousands, except per share amounts)**

The following chart adjusts reported third quarter and nine months ended September 30 net income available to common to reflect actual cash realized from previously disclosed oil and gas hedges, to eliminate the mark-to-market gain or loss from these previously disclosed oil and gas hedges and to eliminate the after tax impact of the cumulative effect of change in accounting principle and the tax benefit related to the Alberta (Canada) corporate tax rate reduction. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and exclude the impact of one-time items. EOG management uses this information for comparative purposes within the industry.

|  | Quarter Ended September 30 | | Nine Months Ended September 30 | |
|  | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| Reported Net Income Available to Common | $ 169,552 | $ 114,661 | $ 409,826 | $ 347,361 |
| | | | | |
| Mark-to-Market (MTM) Commodity Derivative Contracts Impact | | | | |
| Total (Gains) Losses | (22,743) | (23,628) | 36,275 | 37,346 |
| Realized Losses | (32,297) | (8,611) | (70,507) | (47,700) |
| Collar Premium | - | (1,365) | - | (1,365) |
| Subtotal | (55,040) | (33,604) | (34,232) | (11,719) |
| | | | | |
| After Tax MTM Impact | (35,418) | (21,624) | (22,028) | (7,541) |
| | | | | |
| Impact of One-Time Items | | | | |
| Add: Cumulative Effect of Change in Accounting Principle, Net of Income Tax | - | - | - | 7,131 |
| Less: 2004 Tax Benefit related to the Canadian Tax Rate Reduction | - | - | (5,335) | - |
| | | | | |
| Adjusted Non-GAAP Net Income Available to Common | $ 134,134 | $ 93,037 | $ 382,463 | $ 346,951 |
| | | | | |
| Adjusted Non-GAAP Net Income Per Share Available to Common | | | | |
| Basic | $ 1.14 | $ 0.81 | $ 3.28 | $ 3.03 |
| Diluted | $ 1.12 | $ 0.80 | $ 3.22 | $ 2.98 |
| | | | | |
| Average Number of Shares Outstanding | | | | |
| Basic | 117,411 | 114,616 | 116,485 | 114,489 |
| Diluted | 119,677 | 116,370 | 118,710 | 116,284 |

**EOG RESOURCES, INC.**
**Quantitative Reconciliation of Discretionary Cash Flow Available to Common (Non-GAAP)**
**to Net Cash Provided by Operating Activities (GAAP)**
(Unaudited; In thousands)

The following chart reconciles third quarter and nine months ended September 30 net cash provided by operating activities to discretionary cash flow available to common. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust net cash provided by operating activities for changes in components of working capital, other liabilities and preferred stock dividends. EOG management uses this information for comparative purposes within the industry.

| | Quarter Ended September 30 | | Nine Months Ended September 30 | |
| --- | --- | --- | --- | --- |
| | 2004 | 2003 | 2004 | 2003 |
| Net Cash Provided by Operating Activities | $ 392,904 | $ 361,240 | $ 1,085,048 | $ 1,014,452 |
| | | | | |
| Adjustments | | | | |
| Changes in Components of Working Capital and Other Liabilities | | | | |
| Accounts Receivable | (5,106) | (28,515) | 55,352 | 15,905 |
| Inventories | 486 | 1,816 | 8,817 | 1,860 |
| Accounts Payable | (20,942) | (25,675) | (58,113) | (50,028) |
| Accrued Taxes Payable | (5,069) | (15,960) | (619) | (32,769) |
| Other Liabilities | (3,309) | (2,934) | (3,566) | (1,783) |
| Other, Net | (2,935) | (10,175) | 531 | (18,074) |
| Changes in Components of Working Capital Associated | | | | |
| with Investing and Financing Activities | 34,676 | 15,133 | 17,940 | 22,064 |
| Preferred Dividends | (2,758) | (2,758) | (8,274) | (8,274) |
| | | | | |
| Discretionary Cash Flow Available to Common | $ 387,947 | $ 292,172 | $ 1,097,116 | $ 943,353 |